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bsheehan@sidley.com
(212) 839 8652	FOUNDED 1866

July 1, 2013

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jay Ingram
Nudrat Salik
Rufus Decker
Leland Benton

Re:	UCP, Inc.
Draft Pages from Proposed Amendment No. 5
to the Registration Statement on Form S-1
File No. 333-187735

Ladies and Gentlemen:

Pursuant to a comment raised by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in a letter dated April 30, 2013 relating to the above-referenced Registration Statement on Form S-1 (File No. 333-187735, the “Registration Statement”) filed by UCP, Inc. (the “Company”) with the Commission, regarding disclosure triggered by price range information, the Company is submitting as Exhibit A hereto draft pages from proposed Amendment No. 5 to the Registration Statement. The draft pages reflect the share numbers and price range and otherwise complete related disclosures throughout the prospectus constituting part of the Registration Statement.

In addition, the Company is also submitting as Exhibit B hereto disclosure regarding preliminary operating data for the three months ended June 30, 2013. The Company intends to include this disclosure in the prospectus constituting part of the Registration Statement immediately following the section captioned “Summary—Our Business Strategy” in Amendment No. 5 to the Registration Statement, and is submitting draft disclosure at this time to facilitate the Staff’s review. For your convenience, we have also sent courtesy packages to the Staff containing this letter and its exhibits via Federal Express.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Securities and Exchange Commission

Division of Corporation Finance

July 1, 2013

Subject to resolving any remaining comments of the Staff and market conditions, the Company would like to be in a position to begin printing preliminary prospectuses on or about July 5, 2013 and file Amendment No. 5 to the Registration Statement and begin marketing the offering on July 8, 2013. Please contact the undersigned at (212) 839-8652 with any questions you may have. Thank you for your consideration in this matter.

Very truly yours,

/s/ Bart Sheehan

Bart Sheehan

Enclosure

cc:	Dustin L. Bogue, UCP, LLC
William J. La Herran, UCP, LLC
W. Allen Bennett, UCP, LLC
Maxim C.W. Webb, PICO Holdings, Inc.
Alan F. Denenberg, Davis Polk & Wardwell LLP
Chris F. Allen, Deloitte & Touche LLP
J. Gerard Cummins, Sidley Austin LLP